Woo Essentials, Inc

ANNUAL REPORT

750 N. San Vicente Blvd. Suite 1075
West Hollywood, CA 90069
858-634-0994
https://woomoreplay.com/

This Annual Report is dated April 28, 2026.

BUSINESS

WOO Essentials, Inc. ("WOO MORE PLAY", "Woo" or the "Company") is a C-Corp organized under the laws of the state of Delaware that specializes in creating natural and organic intimate products. The Company focuses on enhancing sexual wellness and intimacy through a range of products such as lubricants, oils, and accessories that are designed to be women-centered, body-safe, and free from harmful chemicals. WOO MORE PLAY operates on a direct-to-consumer business model, primarily selling its products online through its website and various e-commerce platforms.

Intellectual Property ("IP"): The Company has been granted six US trademarks, filed with the USPTO on January 24, 2018; July 17, 2023 and March 4, 2022. In addition, the Company has applied for three (3) US trademarks, owns the formulations of our coconut lube, fem wash, fem wipes, and owns the IP of two toys.

WOO Essentials, Inc. was initially organized as WOO Essentials, LLC, a California Limited Liability Company on April 25, 2016, and converted to a Delaware Corporation on May 22, 2020.

The Skinny Confidential ("Playwear Essentials, Inc." or "TSC") is a separate legal entity (not a subsidiary or joint venture) and the Company conducts resource sharing with TSC that is billed to Woo Essentials, Inc. with TSC as a vendor. The Company has co-founders and investors in common, but they are completely separate businesses.

Previous Offerings

Name: Regulation CF Crowdfunding Non-Voting Common
Type of security sold: Equity
Final amount sold: $868,514
Number of Securities Sold: 715,992
Use of proceeds: Marketing, customer acquisition, team building, product development, working capital
Date: 1/23/2024

Name: Series Seed Prime Preferred Stock
Type of security sold: Equity
Final amount sold: $1,100,000.00
Number of Securities Sold: 1,037,467
Use of proceeds: Marketing, customer acquisition, team building, product development, working capital
Date: June 09, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $260,000.00
Use of proceeds: Marketing, customer acquisition, team building, product development, working capital
Date: October 03, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue:
Revenue in 2024 was $3,644,485 compared to $4,608,154 in 2025, representing an increase of $963,669 or 26.4% year-over-year. This growth was driven primarily by a significant acceleration in Amazon channel sales, as well as revenue from eCommerce and wholesale accounts.

Cost of Sales:
Cost of Sales in 2024 was $1,692,556 compared to $2,121,651 in 2025, an increase of $429,095 or 25.4%. This increase is consistent with and proportional to revenue growth, reflecting greater product volume sold across all channels.

Gross Margins:

Gross Profit in 2024 was $1,951,929 compared to $2,486,503 in 2025, an improvement of $534,574 or 27.4%. The gross margin percentage improved marginally from 53.6% in 2024 to 54.0% in 2025.

Expenses:

Total operating expenses in 2024 were $2,332,618 compared to $2,557,485 in 2025, an increase of $224,867 or 9.6%. Notably, total expenses grew substantially slower than revenue (9.6% vs. 26.4%), demonstrating meaningful operating leverage.

Historical results and cash flows:

The Company is currently in the growth stage and is generating revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. This belief stems from the fact that historically, the company has experienced negative cash flows. However, moving forward, we anticipate a path to profitability, marking a significant shift from our past financial trajectory. In 2025, revenue grew 26.4% to $4,608,154, driven primarily by Amazon channel growth of 85.2%, while gross margins held steady at 54.0%. In the past, our primary source of cash was generated through selling products online. This method served as the foundation of our financial structure during the initial phases of our business. Our goal is to reach a financial breakeven point and achieve profitability. This includes increasing our online revenues across Shopify and Amazon, reducing the Cost of Goods Sold (COGS) through economies of scale, and continuing to optimize operating expenses — which grew only 9.6% against revenue growth of 26.4% in 2025. We aim to benefit from economies of scale, which we expect will significantly improve our financial health and cash flow situation.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 108708.

Debt

Creditor: Westin Mitchell
Outstanding balance: $16,000
Interest rate: 0%

Creditor: Settle Funding, LLC
Outstanding balance: $411,367
Interest rate: 17%
Material terms: Balance fluctuates based on AP financing utilized, we have a max credit balance of 500K

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mackenzie Swan
Mackenzie Swan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO & Board Member
• Dates of Service: November 2021 — Present
• Responsibilities: Lead strategic direction and day-to-day execution of all primary business functions including marketing, sales, regulatory & financial oversight. Mackenzie receives an annual salary of $200,000 and has options up to 10% of post-seed prime round with 4 year vesting schedule.
Other business experience in the past three years:
• Employer: Good Clean Love, Inc.
Title: VP Sales & Marketing
Dates of Service: September 2017 — October 2021
Responsibilities: Oversaw brand growth initiatives, retail channel growth & e-commerce business development.

Name: Westin Mitchell
Westin Mitchell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Founder, Creative Director
• Dates of Service: April 2016 — Present
• Responsibilities: Leads all branding & marketing efforts. Westin receives an annual salary of $140,000 and holds 20.762% equity in WOO MORE PLAY.
Other business experience in the past three years:
• Employer: The Skinny Confidential, Inc.
Title: Freelance contractor for design and brand
Dates of Service: April 2016 —February 2025
Responsibilities: Freelance brand strategy and design projects
• Employer: Playwear Essentials, Inc
Title: Creative Director
Dates of Service: January 2023 — February 2025
Responsibilities: Led branding and product development.

Name: Richard Blankenship
Richard Blankenship's current primary role is with Dream Ventures. Richard Blankenship currently services approximately 2-3 hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
• Dates of Service: June 2022 — Present

• Responsibilities: Board Member and lead investor in the business. Richard does not receive any salary or equity compensation from the Company.

Other business experience in the past three years:

• Employer: Galaxy Media LLC
Title: Chief Revenue Officer
Dates of Service: October 2014 — Present
Responsibilities: Member of the Senior Management Team of Galaxy Media

• Employer: Fuse Technologies
Title: Board Member
Dates of Service: November 2021 — Present
Responsibilities: Board Member for Fuse Technologies

• Employer: MyWorld
Title: President & Board Member
Dates of Service: February 2022 — September 2023
Responsibilities: President & Board Member for MyWorld

• Employer: Dream Ventures (and its affiliates)
Title: Founder & CEO
Dates of Service: March 2022 — Present
Responsibilities: Founder / CEO at Dream Ventures.

• Employer: Mezcla
Title: Board Member
Dates of Service: September 2022 — Present
Responsibilities: Board Member for Mezcla

• Employer: The Skinny Confidential
Title: Board Member
Dates of Service: December 2022 — Present
Responsibilities: Board Member for The Skinny Confidential

• Employer: Ather Digital
Title: Board Member
Dates of Service: February 2023 — January 2025
Responsibilities: Board Member for Ather Digital

• Employer: Roomza
Title: Board Member
Dates of Service: February 2023 — Present
Responsibilities: Board Member for Roomza

• Employer: NFT Text
Title: Board Member
Dates of Service: March 2023 — May 2024
Responsibilities: Board Member for NFT Text

• Employer: Chubby Snacks

Title: Board Member
Dates of Service: March 2023 — February 2025
Responsibilities: Board Member for Chubby Snacks
• Employer: Hedge
Title: Board Member
Dates of Service: May 2023 — March 2024
Responsibilities: Board Member for Hedge
• Employer: Dream Pops
Title: Board Member
Dates of Service: May 2023 — Present
Responsibilities: Board Member for Dream Pops
• Employer: InstaNav
Title: Board Member
Dates of Service: July 2023 — March 2025
Responsibilities: Board Member for InstaNav
• Employer: PLX Digital
Title: Board Member
Dates of Service: July 2023 — March 2025
Responsibilities: Board Member for PLX Digital
• Employer: StellarFinance
Title: Board Member
Dates of Service: August 2024 — Present
Responsibilities: Board Member for StellarFinance
• Employer: Cuts Clothing
Title: Board Member
Dates of Service: April 2025 — Present
Responsibilities: Board Member for Cuts Clothing

Name: Michael Bosstick
Michael Bosstick's current primary role is with Dear Media. Michael Bosstick currently services approximately 5 hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
• Dates of Service: February 2017 — Present
• Responsibilities: Board Member and General Partner. Michael does not receive a salary but holds 41.532% equity in the Company under Bosstick, Inc..
Other business experience in the past three years:
• Employer: JetBed, Inc.
Title: Former Chief Executive Officer, Now Board Member & Advisor
Dates of Service: January 2008 — Present

Responsibilities: To help make high-level financial and investment decisions and participate in board meetings as needed.

- Employer: M. Bosstick Management, Inc. / Self-employed

Title: President

Dates of Service: January 2010 — Present

Responsibilities: Management of the Bosstick family portfolio of business.

- Employer: The Skinny Confidential

Title: Managing Partner

Dates of Service: January 2012 — Present

Responsibilities: To help make high-level financial and investment decisions, partnership decisions, and participate in board meetings as needed.

- Employer: Dear Media

Title: CEO

Dates of Service: February 2018 — Present

Responsibilities: CEO of Dear Media, The largest female marketplace in audio. Runs day-to-day operations alongside top Dear Media leadership, makes all large financial/partnership decisions.

Name: Lauren Bosstick

Lauren Bosstick's current primary role is with The Skinny Confidential. Lauren Bosstick currently services approximately 5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Director
- Dates of Service: February 2017 — Present
- Responsibilities: Advises on strategies promoting growth and creativity. Lauren does not receive a salary but holds 41.532% equity in the Company under Bosstick, Inc.

Other business experience in the past three years:

- Employer: The Skinny Confidential

Title: CEO, Founder

Dates of Service: September 2011 — Present

Responsibilities: Building a beauty routine brand, advising on strategy to continue growth and create market¬ disrupting products.

- Employer: Blog-Doo

Title: Co-Founder

Dates of Service: January 2015 — Present

Responsibilities: Blog-doo is a blog design & consulting company. Take your blog to the next level with services ranging from logo design to a complete overhaul of your blog and advisement on strategy to better-performance and higher revenue.

- Employer: The Skinny Confidential Him & Her Show / Self-Employed

Title: Podcast Host

Dates of Service: January 2016 — Present

Responsibilities: Top-performing podcast with over 200mil downloads to date, interviewing experts and notable figures from all around the world.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock
Stockholder Name: Westin Mitchell
Amount and nature of Beneficial ownership: 2,035,304
Percent of class: 27.14%

Title of class: Voting Common Stock
Stockholder Name: Bosstick, Inc. (Michael & Lauren Bosstick)
Amount and nature of Beneficial ownership: 4,071,320
Percent of class: 52.28%

Title of class: Series Seed Preferred Stock
Stockholder Name: Dear Media LLC (Michael Bosstick)
Amount and nature of Beneficial ownership: 549,451
Percent of class: 100.00%

Title of class: Series Seed Prime Preferred Stock
Stockholder Name: Dear Media LLC (Michael Bosstick)
Amount and nature of Beneficial ownership: 471,577
Percent of class: 45.45%

RELATED PARTY TRANSACTIONS

• 	Name of Entity: Westin Mitchell
Relationship to Company: Officer
Nature / amount of interest in the transaction: Founder loan with remaining balance of $16,000
Material Terms: No interest or due date

- Name of Entity: Bosstick, Inc
Names of 20% owners: Michael & Lauren Bosstick
Relationship to Company: Founder & 20%+ Owner
Nature / amount of interest in the transaction: Repaid founder loan in the amount of $122,600
Material Terms: No interest or due date

- Name of Entity: Dear Media
Names of 20% owners: Michael Bosstick
Relationship to Company: Founder & Board Member
Nature / amount of interest in the transaction: Dear Media has participated in two equity investment rounds for Woo.
Material Terms: Dear Media invested $500k in our Seed Round in 2020, and another $500k in our Seed Prime Round in 2022.

OUR SECURITIES

The Company has authorized Non-Voting Common Stock, Voting Common Stock, Series Seed Preferred Stock and Series Seed Prime Preferred Stock, , SAFE 1, and SAFE 2.
Non-Voting Common Stock
- Authorized: 2,000,000
- Outstanding: 715,992
- Material Rights:
Rights of Non-Voting Common Stock: The rights of Non-Voting Common Stock shall have the same rights, privileges and limitations as shares of Voting Common Stock except for voting rights. The dividend and liquidation rights of the holders of the Non-Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the Preferred Stock.
No Voting Rights: Non-Voting Common Stock will have no voting rights unless required by law.
Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to the stockholders after payment of all debts and other liabilities and subject to the prior rights of the holders of shares of Preferred Stock.
Bylaws - Transfer Restrictions & Right of First Refusal: The Company's Bylaws contain a restriction on transfer and a Company right of first refusal applicable to any proposed transfers of stock, subject in each case to specified exceptions.
The total number of shares outstanding on a fully diluted basis, 12,454,926 shares, includes 549,451 shares of Series Seed Preferred Stock, 1,037,467 shares of Series Seed Prime Preferred Stock, 7,500,001 shares of Voting Common Stock. The Company currently has1,898,507 options outstanding under the Company's 2020 Equity Incentive Plan and an additional 753,508 shares reserved but unissued under such 2020 Equity Incentive Plan).

Investors in the Company will also be parties to the Amended Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. By subscribing to the Offering, the Investor agrees to become a party to the Stockholder Agreement and agrees to be bound by the terms of the Stockholder Agreement as a Key Holder.

Below are a few of the material rights and obligations applicable to Non-Voting Common Stockholders outlined in the Stockholder Agreement:

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.
Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation.
For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached and the Stockholder Agreement as Exhibit F to the Form C Filing.

Series Seed Preferred Stock
• Authorized: 549,451
• Outstanding: 549,451
• Voting Rights: One vote per share.
• Material Rights:
Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Dividends. The company will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.
Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series

Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, voting together on an as-converted basis, are entitled to elect three directors of the company.

Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as single class: (i) alter the rights, powers or privileges of any series of Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects such series of Preferred Stock, (b) increase or decrease the authorized number of shares of any series of Preferred Stock, (c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or (e) otherwise enter into or be a party to any transaction with any director, officer, or employee of the company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event.

Optional Conversion Rights. Holders of Series Seed Preferred Sstock have the right to can be convert the Series Seed Preferred Stock, at the option of the holder into shares ofed to Voting Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No based on a conversion ratio, with no fractional shares of Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares, the company will pay cash instead. (cash paid instead).

Mandatory Conversion: Each share of Series Seed Preferred Stock will be automatically converted into Voting Common Stock at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series Seed Preferred Stock conversion price, which is $0.91, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 3.9.4 of the company's Restated Certificate. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board; or (ix) shares of Common Stock issued pursuant to the Reclassification.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Preemptive Rights: If the company chooses not to exercise its right of first refusal on a transfer of common stock, this right is assigned to Major Investors. They can purchase the securities proposed for transfer (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation."

Participation Right: Major Investors have the right of first refusal to purchase their Pro Rata Share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as Exhibit F to the Form C Filing.

Series Seed Prime Preferred Stock
- Authorized: 1,037,467
- Outstanding: 1,037,467
- Voting Rights: One vote per share.
- Material Rights:

Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. The company will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Preferred Stock exclusively and as a separate class, voting together on an as-converted basis, are entitled to elect three directors of the company.

Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as single class: (i) alter the rights, powers or privileges of any series of Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects such series of Preferred Stock, (b) increase or decrease the authorized number of shares of any series of Preferred Stock, (c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost); (d) declare or pay any dividend or otherwise make a distribution to holders of

Preferred Stock or Common Stock; or (e) otherwise enter into or be a party to any transaction with any director, officer, or employee of the company or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such person, including without limitation any "management bonus" or similar plan providing payments to employees in connection with a Deemed Liquidation Event.

Optional Conversion. Holders of Series Seed Prime Preferred Stock have the right to convert the Series Seed Prime Preferred Stock, at the option of the holder into shares of Voting Common Stock as is determined by dividing the Original Issue Price for the Series Seed Prime Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No fractional shares of Voting Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares, the company will pay cash instead.

Mandatory Conversion: Each share of Series Seed Prime Preferred Stock will be automatically converted into Voting Common Stock at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series Seed Prime Preferred Stock conversion price, which is $1.06027, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 3.9.4 of the company's Restated Certificate. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; (viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board; or (ix) shares of Common Stock issued pursuant to the Reclassification.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Preemptive Rights: If the company chooses not to exercise its right of first refusal on a transfer of common stock, this right is assigned to Major Investors. They can purchase the securities proposed for transfer (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation."

Participation Right: Major Investors have the right of first refusal to purchase their Pro Rata Share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as Exhibit F to the Form C Filing.

Voting Common Stock
•	Authorized: 14,000,000
•	Outstanding: 7,500,001
•	Voting Rights: One vote per share.
•	Material Rights:

Rights of Voting Common Stock: The rights of Voting Common Stock are subject to and qualified by the rights of Preferred Stock as described in the Restated Certificate.

Voting Rights: Holders of Voting Common Stock have one vote per share at stockholder meetings and for written consents in lieu of meetings. For so long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding or at least 25% of the initially issued shares of Series Seed Prime Preferred Stock remain outstanding, the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, are entitled to elect three directors of the company.

Non-cumulative Voting: Generally, Voting Common Stock does not have cumulative voting rights, except under specific circumstances.

Cumulative Voting: If the company falls under Section 2115 of the California Corporations Code, stockholders can cumulate votes.

Liquidation Rights: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to the stockholders after payment of all debts and other liabilities and subject to the prior rights of the holders of shares of Preferred Stock.

Bylaws - Transfer Restrictions & Right of First Refusal: The Company's Bylaws contain a restriction on transfer and a Company right of first refusal applicable to any proposed transfers of stock, subject in each case to specified exceptions.

Certain of the Company's Voting Common Stockholders are parties to the Amended and Restated Stockholders' Agreement ("Stockholder Agreement") and subject to its rights and obligations. Below are several key material rights and obligations related to such Voting Common Stockholders:

Restrictions on Transfer: Detailed provisions are set for the disposition of Securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by the Board and certain specified groups of stockholders, all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation.

For additional information regarding the securities' other material rights, please refer to the Fourth Amended and Restated Certificate of Incorporation attached and the Stockholder Agreement as Exhibit F to the Form C Filing.

SAFE 1
•   Amount Outstanding: $250,000.00
•   Conversion Type: Preferred stock (or a shadow series thereof) of the next round of equity financing
•   Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).
•   Material Rights:

Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)
SAFE 2
•   Amount Outstanding: $10,000.00
•   Conversion Type: Preferred stock (or a shadow series thereof) of the next round of equity financing
•   Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).
•   Material Rights:
Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your

investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less

willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Woo Essentials, Inc
By /s/ *Mackenzie Swan*
Title: CEO & Board Member

By /s/ *Mackenzie Swan*

Name: <u>Mackenzie Swan</u>
Title: CEO & Board Member

By /s/ *Mackenzie Swan*

Name: <u>Mackenzie Swan</u>
Title: CEO

By /s/ *Westin Mitchell*

Name: <u>Westin Mitchell</u>
Title: Creative Director & Board Member

By /s/ *Richard Blankenship*

Name: <u>Richard Blankenship</u>
Title: Lead Investor & Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Woo Essentials, Inc.

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1000 Banks	$108,707.58
Settle Clearing Out	$0.00
Total for Bank Accounts	**$108,707.58**
Accounts Receivable	$29,302.21
Other Current Assets	$705,924.25
Total for Current Assets	**$843,934.04**
Fixed Assets	$324.79
Total for Assets	**$844,258.83**
Liabilities and Equity	
Liabilities	
Current Liabilities	$928,196.93
Long-term Liabilities	$16,000.00
Total for Liabilities	**$944,196.93**
Equity	-$99,938.10
Total for Liabilities and Equity	**$844,258.83**

Accrual Basis Friday, April 10, 2026 12:40 PM GMT+05:30

Profit and Loss

Woo Essentials, Inc.

January-December, 2025

	Total
Income	$4,608,154.49
Cost of Goods Sold	$2,121,651.15
Gross Profit	**$2,486,503.34**
Expenses	
6000 Payroll Expense	$491,410.80
6500 Marketing & Advertising	$1,275,609.00
6601 General & Administrative	$762,184.70
7300 General Admin Expenses	$1,404.95
7500 Finance fees and Related costs	$26,875.89
Total for Expenses	**$2,557,485.34**
Net Operating Income	**-$70,982.00**
Other Income	$4,967.15
Other Expenses	$80,345.90
Net Other Income	**-$75,378.75**
Net Income	**-$146,360.75**

Accrual Basis Friday, April 10, 2026 12:43 PM GMT+05:30

Statement of Cash Flows

Woo Essentials, Inc.
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-$146,360.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$20,048.28**
Net cash provided by operating activities	**-$166,409.03**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	**-$14,000.00**
NET CASH INCREASE FOR PERIOD	**-$180,409.03**
Cash at beginning of period	**$289,116.61**
CASH AT END OF PERIOD	**$108,707.58**

Friday, April 10, 2026 12:45 PM GMT+05:30

Woo More Play – Statement of Stockholders' Equity

Woo Essentials, Inc. | Years Ended December 31, 2024 and 2025 | Accrual Basis

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Year Ended December 31, 2024							
Balance – December 31, 2023	1,586,918	$1,599,996.00	7,500,001	$376,035.00	—	($2,413,619.10)	($437,588.10)
Shares issued for cash	—	—	715,992	$881,969.00	—	—	$881,969.00
Net loss – 2024	—	—	—	—	—	($397,961.05)	($397,961.05)
Balance – December 31, 2024	1,586,918	$1,599,996.00	8,215,993	$1,258,006.80	—	($2,811,580.15)	$46,422.65
Year Ended December 31, 2025							
Balance – December 31, 2024	1,586,918	$1,599,996.00	8,215,993	$1,258,006.80	—	($2,811,580.15)	$46,422.65
Shares issued for cash	—	—	—	—	—	—	—
Net loss – 2025	—	—	—	—	—	($146,360.75)	($146,360.75)
Balance – December 31, 2025	1,586,918	$1,599,996.00	8,215,993	$1,258,006.80	—	($2,957,940.90)	($99,938.10)

NOTE 1 – NATURE OF OPERATIONS

Woo Essentials, Inc. was formed on May 22, 2020 ("Inception") in the State of Delaware. The financial statements of Woo Essentials, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

WOO Essentials, Inc. ("WOO MORE PLAY", "Woo" or the "Company") is a C-Corp organized under the laws of the state of Delaware that specializes in creating natural and organic intimate products. The Company focuses on enhancing sexual wellness and intimacy through a range of products such as lubricants, oils, and accessories that are designed to be women centered, body-safe, and free from harmful chemicals. WOO MORE PLAY operates on a direct-to-consumer business model, primarily selling its products online through its website and various e-commerce platforms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of sexual wellness products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California & Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt includes:

- Creditor: Westin Mitchell
  Amount Owed: $16,000.00
  Interest Rate: 0.0%

- **Creditor:** Settle Funding, LLC
  Amount Owed: $411,636.87
  Interest Rate: 5.599% simple interest rate per quarter/ 17.034% annually
  Line of credit available for inventory financing; 120 day terms with an estimated APR of 17.034%.
  Payments are made monthly and spread evenly across 120 days.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has authorized Series Seed Preferred Stock, Series Seed Prime Preferred Stock, Voting Common Stock, and Non-Voting Common Stock, SAFE 1, and SAFE 2.

Voting Common Stock
The amount of security authorized is 14,000,000 with a total of 7,500,001 outstanding.

Series Seed Preferred Stock
The amount of security authorized is 549,451 with a total of 549,451 outstanding.

Series Seed Prime Preferred Stock
The amount of security authorized is 1,037,467 with a total of 1,037,467 outstanding.

Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 715,992 outstanding.

SAFE 1

The security will convert into Preferred stock (or a shadow series thereof) of the next round of equity financing and the terms of the SAFE 1 are outlined below:

Amount outstanding: $250,000.00
Interest Rate: None
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).
Material Rights

Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)

SAFE 2

The security will convert into Preferred stock (or a shadow series thereof) of the next round of equity financing and the terms of the SAFE 2 are outlined below:

Amount outstanding: $10,000.00
Interest Rate: None
Discount Rate: None
Valuation Cap: None
Conversion Trigger: Upon the earlier of either (i) a bona fide transaction or series of transaction with the principal purpose of raising capital, pursuant to which the company issues and sells Preferred Stock at a fixed valuation, (ii) Liquidity Event (as defined in the SAFE), or (iii) Dissolution Event (as defined in the SAFE).
Material Rights

Cap Price: $1.06027 (subject to adjustment for stock splits, combinations, or other similar recapitalizations). (Note: This SAFE is tied to the Series Seed Prime's price per share, not a Post-Money Valuation Cap.)

NOTE 6 – RELATED PARTY TRANSACTIONS

- **Name of Entity:** Westin Mitchell
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Founder loan in the amount of $16,000
  Material Terms: No interest or due date

- **Name of Entity:** Bosstick, Inc
  Names of 20% owners: Michael & Lauren Bosstick
  Relationship to Company: Founder & 20%+ Owner
  Nature / amount of interest in the transaction: Repaid founder loan in the amount of $122,600
  Material Terms: No interest or due date

- **Name of Entity:** Dear Media
  Names of 20% owners: Michael Bosstick
  Relationship to Company: Founder & Board Member
  Nature / amount of interest in the transaction: Dear Media has participated in two equity investment rounds for Woo.
  Material Terms: Dear Media invested $500k in our Seed Round in 2020, and another $500k in our Seed Prime Round in 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 31, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mackenzie Swan, the Chief Executive Officer of Woo Essentials, Inc., hereby certify that the financial statements of Woo Essentials, Inc. and notes thereto for the period ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our Federal tax returns were total income of $2,491,469; taxable income of ($166,367) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st day of March, 2026.

Mackenzie Swan

Chief Executive Officer
March 31, 2026